Joshua N. Korff, P.C. To Call Writer Directly: +1 212 446 4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 30, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:        Melissa Kindelan

                        Kathleen Collins

                        Alexandra Barone

                        Jeff Kauten

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Turing Holding Corp. in connection with its Registration Statement on Form S-1 filed on August 20, 2021

Re:	Turing Holding Corp.

Registration Statement on Form S-1

CIK No. 0001866550

Certain confidential information in this letter has been omitted from the version filed via EDGAR. Confidential treatment has been requested by Turing Holding Corp. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

Ladies and Gentlemen:

This letter is being supplementally furnished on behalf of Turing Holding Corp. (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-258985) (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2021, to assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of share compensation expense and certain other matters.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 446-4943 rather than rely on the U.S. mail for such notice.

Austin Beijing Boston Chicago Dallas Hong Kong Houston London Los Angeles Munich Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

August 30, 2021

Preliminary Price Range

The Company advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company that they expect the proposed price range for the Company’s common stock to be between $[***] and $[***] per share (the “Preliminary Price Range”) after giving effect to a [***]-for-[***] forward stock split (the “Stock Split”). The Company advises the Staff, however, that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a final price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the stock. Accordingly, the information in this letter that the Company is providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Related Valuations

The table below sets forth all share-based compensation awards granted to date in 2021.

Grants	Grant Date	Number of Awards	Exercise Price Per Share Adjusted for Stock Split			Common Stock Fair Value Per Share	Common Stock Fair Value Per Share Adjusted for the Stock Split
Stock Appreciation Rights Grants (1)	February 1, 2021	71,013		[***	]	$542.73	$	[***	]
Time Vested Options Grants (2)	March 5, 2021	8,667	$	[***	]	$554.80	$	[***	]
Performance Vested Options Grant s (3)	March 5, 2021	11,348	$	[***	]	$554.80	$	[***	]
Time Vested Options Grants (2)	May 3, 2021	15,837	$	[***	]	$578.94	$	[***	]
Performance Vested Options Grants (3)	May 3, 2021	20,713	$	[***	]	$578.94	$	[***	]

(1)	Stock appreciation rights vest and are cash-settled upon a change in control.
(2)

Time vesting options vest on a four-year vesting schedule, with an initial cliff vesting of 37.5% upon the 18-month grant date anniversary and subsequent vesting occurring on a quarterly basis. Time vesting options are fully accelerated upon a change in control, as defined in the Plan.

(3)	Performance vesting options vest when certain performance conditions are met, as defined in the Plan.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

August 30, 2021

Valuation Methodologies, Assumptions and Estimates

In 2021, the fair value of the common stock underlying the time and performance vesting options and the stock appreciation rights was estimated using a hybrid of the Probability-Weighted Expected Return Method (the “PWERM”) and the Option-Pricing Model (the “OPM”).

Under the PWERM allocation method, the value of a company’s common stock is estimated based upon an analysis of future values for the entire enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred stock, common stock, and options. Assumptions required to perform the PWERM allocation method include:

•

Liquidity Events: Expected future liquidity outcomes were identified based on discussions with management and external research. One potential future liquidity event that management identified was the possibility of an initial public offering (“IPO”), which assumes that the preferred shares will convert to common stock upon a future liquidity event.

•

Future Equity Values: When considering the possibility of an IPO, management considered discrete IPO scenarios, such as the scenario in which an IPO is least and most likely, and an estimated range of future equity values was utilized for the equity allocation. This range of equity values was derived using the Backsolve Method (the “Backsolve Method”). The Backsolve Method “backsolves” to a value of the Company based on the Company’s shares sold in a recent, arm’s length priced equity round of financing.

•	Probabilities: Estimates of the probability for each discrete IPO scenario were estimated based upon discussions with management and consideration of market conditions.

•	Discount Rate: A risk-adjusted discount rate was selected for the discrete IPO scenarios, taking into consideration the risks and stage of development of the Company as of the valuation date.

OPM Assumptions: Given the utilization of the OPM within the PWERM allocation method, additional assumptions were required. The OPM is based on a binomial option pricing model. Critical assumptions used by the Company in the OPM include the following:

•

Underlying Asset Value: The value of the underlying asset (the present equity value of the Company), considering both the price recently paid for preferred shares and the preference, was estimated using the Backsolve Method discussed above.

•	Term: The expected date of a liquidity event was estimated based upon discussions with the Company’s management and analysis of market conditions.

•

Discount Rate: An option pricing model is based on risk-neutral probabilities; therefore, the discount rate reflects only the time value of money. The selected risk-free rate was based on observed yields on U.S. Treasury securities, consistent with the selected term of the OPM, as of the valuation date.

•

Expected Volatility: The estimate of expected volatility, over the estimated time to a liquidity event, was based upon an analysis of the historical volatility of comparable, guideline public companies, which the Company considers to be the publicly-traded cohort group aligning most closely with the Company. The selected guideline public companies were chosen based on discussions with management and review of publicly traded companies within the Company’s industry and with similar revenue models as the Company.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

August 30, 2021

•	Dividend Yield: The expected annual dividend per share was based on the Company’s expected dividend rate.

As stated above, the indication of value under each scenario within the PWERM is probability-weighted to arrive at an estimated present value for each scenario. Based on certain considerations, such as investor interest, market conditions, and Company performance, and discussions with management regarding the likelihood of an IPO in the near future, an aggregate probability of 95.0% was selected to apply to the discrete IPO scenarios (with 20.0% placed on the scenario in which the IPO was least likely, 55.0% placed on the midpoint IPO scenario, and 20.0% placed on the scenario in which the IPO was most likely) with the residual probability of 5.0% being applied to the OPM scenario.

Changes in any or all of these estimates and assumptions, or the relationships between those assumptions impact our valuations as of each valuation date, may have a material impact on the valuation of our common stock. Such estimates will not be necessary upon completion of this offering as we will be using the fair value of our publicly traded shares.

January 31, 2021 Valuation

The value of our common stock was determined under a hybrid method utilizing a combination of the OPM and PWERM. The valuation analysis took into account the issuance of Series A Preferred Stock in December 2020 and January 2021, at a per share price of $612.15 for total cash proceeds of $720.0 million. Under the OPM, enterprise value was determined using the subject company transaction method. The value of the underlying asset (the present equity value of the Company), considering both the price paid for Series A Preferred Stock and the preference, was estimated using the Backsolve Method. Using the subject company transaction method, the Company’s equity value was $1.4 billion. Under the PWERM, enterprise value was determined for a possible IPO using discrete IPO scenarios. For the discrete IPO scenarios, an estimated range of future equity values, from $4.0 billion to $5.4 billion, was utilized for the equity allocation. We derived this range of equity values from the Backsolve Method, utilizing equity values and the per share price of the underlying common stock that formed the basis of the Company’s recent issuances and sales of its Series A Preferred Stock and Series B Preferred Stock in the first half of 2021. The value of the Company’s common stock was then determined by weighting the OPM at 5% and PWERM at 95%. The Company applied a discount for lack of marketability (a “DLOM”) of 15% under the OPM and 7.5% for the IPO scenarios.

June 30, 2021 Valuation

The value of our common stock was determined under a hybrid method utilizing a combination of the OPM and PWERM. The valuation analysis took into account the issuance of Series B Preferred Stock in June 2021 at a per share price of $661.81 for total cash proceeds of $125.0 million. Under the OPM, enterprise value was determined using the subject company transaction method. The value of the underlying asset (the present equity value of the Company), considering both the price paid for Series B Preferred Stock and the preference, was estimated using the Backsolve Method. Using the subject company transaction method, the Company’s equity value was $1.6 billion. Under the PWERM, enterprise value was determined for a possible IPO using discrete IPO scenarios. For the discrete IPO scenarios, an estimated range of future equity values, from $4.2 billion to $5.7 billion

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

August 30, 2021

was utilized for the equity allocation. We derived this range of equity values from the Backsolve Method, utilizing equity values and the per share price of the underlying common stock that formed the basis of the Company’s recent issuances and sales of its Series A Preferred Stock and Series B Preferred Stock in the first half of 2021. The value of the Company’s common stock was then determined by weighting the OPM at 5% and PWERM at 95%. The Company applied a DLOM of 10% under the OPM and 5% for the IPO scenarios.

Analysis of February 1, 2021 Grants

The February 2021 grants were based on the January 2021 valuation.

Analysis of March 5, 2021 Grants

The March 2021 grants were based on the January 2021 valuation. For financial reporting purposes, in light of the changes in fair value of common stock during certain periods, the Company retrospectively assessed the fair value of its common stock for calculating stock-based compensation expense after considering the concluded fair value in the Valuation Reports preceding and following the grant date of each award, and other qualitative factors, and used a linear interpolation to determine the estimated fair value, when considered appropriate. The Company believes that the linear interpolation method provided a reasonable basis for estimating the fair value of the Company’s common stock for financial reporting purposes in the instances in which the Company did not identify specific events between Valuation Reports that indicated that a straight-line interpolation of value was unreasonable. For the March 2021 grants, the Company reassessed the fair value of the common stock taking into consideration the June 2021 valuation.

Analysis of May 3, 2021 Grants

The May 2021 grants were based on the January 2021 valuation. For financial reporting purposes, in light of the changes in fair value of common stock during certain periods, the Company retrospectively assessed the fair value of its common stock for calculating stock-based compensation expense after considering the concluded fair value in the Valuation Reports preceding and following the grant date of each award, and other qualitative factors, and used a linear interpolation to determine the estimated fair value, when considered appropriate. The Company believes that the linear interpolation method provided a reasonable basis for estimating the fair value of the Company’s common stock for financial reporting purposes in the instances in which the Company did not identify specific events between Valuation Reports that indicated that a straight-line interpolation of value was unreasonable. For the May 2021 grants, the Company reassessed the fair value of the common stock taking into consideration the June 2021 valuation.

The Company will continue to update the foregoing disclosure through the effective date of the Registration Statement.

Difference between Valuations and Estimated Offering Valuation

The Company advises the Staff that it believes the Preliminary Price Range is based on the following assumptions:

•	The Company will be valued consistently with the typical valuations seen in recent initial public offerings in the Company’s industry.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

August 30, 2021

•

The actual general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, will be consistent with current expectations.

•	There will be a receptive public trading market for the Company’s common stock, consistent with generally comparable companies.

•	There will be sufficient demand for the Company’s common stock to support an offering of the size currently contemplated by the Company, the selling stockholders and the underwriters.

The Company believes several quantitative and qualitative factors contributed to the difference between the Preliminary Price Range and the Company’s most recent valuations of its common stock, including the following:

•

The anticipated price range for the offering necessarily assumes that the offering has occurred and that a public market for the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded upon completion of the offering, including (i) the elimination of preferred stock preferences, (ii) a substantial increase in the Company’s cash position after receiving the net proceeds from the offering, (iii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iv) the expected increased attractiveness of the Company’s equity as a currency to raise capital, to compensate employees and for strategic transactions.

•

The Company’s revenue growth, an input that informed the price per share for the Series A and Series B Preferred Stock issuances and therefore the Backsolve Method discussed above to determine the Company’s valuation of its common stock, was higher than expected for the six months ended June 30, 2021 and, accordingly, supports a higher valuation. For the six months ended June 30, 2021, we reported 11.4% higher revenues over our forecasts. We also reported 68% higher net income for the six months ended June 30, 2021, compared to our forecasts. Reported revenue growth for the three months ended June 30, 2021, was $260.4 million, reflecting year-over-year growth of 40.3%.

•

The Company’s Adjusted EBITDA, an important element in the determination of the price range, was substantially higher than expected for the six months ended June 30, 2021 and, accordingly, supports a higher valuation. For the six months ended June 30, 2021, we reported an Adjusted EBITDA that was 28.2% higher than our forecasts.

•

The Company’s Adjusted EBITDA Margin has continued to improve, demonstrating the leverage in our operating model as we have been able to grow revenue and gross profit at a faster pace than operating expenses.

•

The cohort group aligning most closely with the Company has experienced, on average, an increase in publicly-traded share prices of 30% between January 2021 and June 30, 2021, and 66% between January 1 and August 27, 2021.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

August 30, 2021

•

The revenue growth discussed above resulted in a favorable response from investors and increased confidence in the Company’s ability to deliver higher performance. Further, favorable feedback from potential investors following the “testing the waters” meetings that occurred in August 2021, which suggested that there was investor interest in the Company at a step-up in valuation vis-à-vis the issuances of Series A Preferred Stock and Series B Preferred Stock.

•

The inclusion of other factors by the underwriters in their valuation models of indicated market values in determining the Preliminary Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•

The price that investors may be willing to pay in the offering may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

* * *

We hope that the foregoing is responsive to the Staff’s request. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4943 or by e-mail at joshua.korff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff, P.C.
Joshua N. Korff, P.C.